Exhibit 99.10

October 15, 2004 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended September 30, 2004.

Times of India
Interviewee: Suresh Vaswani, President, Wipro Infotech

Times of India: You have done well this quarter with 40 % of growth ... Can you explain the good financial performance you have had this quarter?

Suresh Vaswani :In Q2 our revenues was Rs.3004 million, which is a growth of 41% YoY and PBIT was Rs.22 crore, a growth of 57%. This is the third consecutive quarter of good performance for us. Domestic market is looking up with good opportunities. During the quarter we have won some good wins. The Aus. $ 17 million win with AXA, Australia is the five-year contract for $17m to provide Application Maintenance and Development Services to support their Wealth Management and Financial Protection products. There is also a win in the fast growing Pharma segment with an order for SAP and Business Intelligence implementation in Zandu Pharmaceuticals, across seven group companies. The Datawarehousing win with LIC, is one of the largest deals in APAC region. This contract is for 35 crore and for 8 years including sustenance.

Times of India: You seem to be focusing more on your foreign markets now, especially Australia. With the AXA win, are you looking at acquiring any companies there?

Suresh Vaswani :We have a dedicated team to look at opportunities for inorganic growth. We have also in place screening criteria to evaluate the potential candidate. We are looking at acquisition as an accelerator to our organic growth and move up the price chain and not as a substitute. We are looking at the opportunity in earnest. Having said this, we will progress on acquisition only when we are confident that we can integrate the candidate successfully.

Times of India: Internationally, which are your focus markets?

Suresh Vaswani :Though we are in Middle East and APAC region, for us key markets are Saudi Arabia in ME and Australia in APAC region. We have had some very good wins in Saudi Arabia in the past and today we have nearly 200 people working both onsite and offshore on various projects for Saudi. Similarly we have about 60 people onsite-offshore in Australia.

Times of India: Will you continue to focus on the Indian market?

Suresh Vaswani :Definitely. We have been in this market for many years. We do some very good work for our customers here. It is important that we continue to do the good work and also attain leadership in the domestic market. The experience and expertise acquired in the domestic market can be taken to international markets. For instance, LIC is a good win to showcase globally as it is one of the largest data warehousing projects.

Times of India: Do you experience pricing pressures?

Suresh Vaswani :Most domestic projects we work on are on tight margins. The price realization from APAC and ME are better than domestic projects.

We are in hardware business. So you must know that the difference between us and our global business is we have a significant portion of our business which is India driven. Products contribute 60% of our revenues. In this 60% of the product business, there is no way you can make 30% out of it. Hardware business is typically a sub 10%, more closer to a 5% operating margin. Even that is supposed to be good. If we benchmark our hardware profitability, we are very satisfied compared to hardware profitability of other companies.

Then you have the services business and within services there is desktop services, plus there is lot of remote management, infrastructure management services. So, our margin structure in our services business is certainly higher than hardware, but it is not comparable globally. However, it is a reasonable operating margin. Certainly higher than hardware. We don’t give break ups and report only cumulative numbers. So, typically our business runs at between 8-10% operating margin. If we hit 10% operating margin, I think that is above the optimal operating margin that you can get in this market with the sort of integrated approach that we have. The quarter operating margins keep on changing, you have to really look at the year. But overall, close to 10, or say, between 8-10, is what I think is reasonable margin to make this mix of business profitable.

Times of India: Do you see that your growth will continue like this, at 40-50% next few quarters too? You don’t see much threat in the next couple of quarter?

Suresh Vaswani: We hope it continues. We will really drive it.

Times of India: I mean, considering the domestic industries also come of age..

Suresh Vaswani: I think, we will certainly keep ahead of the industry curve. We made a lot of investments in India. Lot of companies wouldn’t have even ventured to make the sort of investments we made because we made it from a strategic point of view. I think all this will now give us the fruits. So, we are growing profits at 50-60%, which is good. It is just difficult to keep up those rates, but we certainly will be ahead of the market.

Times of India: And what is the industry growth rate? And that too you have a mixed basket...........

Suresh Vaswani: Generally, I think the product market is growing 20%, services market probably growing little bit more, 25-30%. I would say the industry benchmark would be 25-30% growth for the IT industry in India. That is what we see. But even India goes through nice cycles, you know, once in two years, it starts pulling back. Those are the tough times.